February 13, 2008

Mr. Christian N. Windsor

Special Counsel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Fulton Financial Corp Definitive 14A Filed April 2, 2007 File No. 00-10587

Dear Mr. Windsor:

I am responding on behalf of Fulton Financial Corporation (“Fulton”) to the Securities and Exchange Commission’s (“Commission”) follow-up comment letter dated January 9, 2008, which you signed. The Commission’s follow-up letter concerns only our response to comment 1 of the Commission’s letter dated August 21, 2007 (“Comment Letter”.) In a recent telephone conversation with you concerning the follow-up letter, you indicated that the Commission’s focus was on performance targets tested by objective performance measures and not subjective standards tested by qualitative measures or purely subjective determinations. Our response to your comment is intended to address the focus of the Commission, as we now understand it. Our response follows the comment and appears in bold.

Compensation Discussion & Analysis (pg. 11)

1.

In your response to prior comment 1, you indicate that you will disclose your performance targets in future filings, unless Fulton Financial believes disclosure would cause competitive harm. You go on to describe the sorts of targets, which might give rise to the conclusion that disclosure of those targets could cause competitive harm. Please advise the staff whether any of the targets to be used to set compensation for 2007, or used in determining 2006 targets, would cause competitive harm to Fulton Financial if they were disclosed. If none of the targets used in either year would give rise to a determination that they are confidential under Instruction 4, please clarify that fact in your response. If any of the targets are deemed confidential, due to the potential for competitive harm, please identify the types of targets and provide us with your confidentiality analysis, describing how the disclosure of the targets would cause competitive harm.

Fulton’s Response

Fulton views none of the performance factors in 2006 or 2007 that were determined by objective performance measures as being likely to cause it “competitive harm” and therefore confidential under Instruction 4. In its 2007 proxy statement, under “Determination of Amounts and Formula for Each Element of Compensation” on page 21, Fulton discussed the four critical performance factors used in 2006 for its CEO, R. Scott Smith, Jr., and in its first response to the Comment Letter, Fulton discussed in more detail the specific subcategories of these four performance factors that were capable of objective determination. Although there were some changes made in the critical performance factors in 2007, Fulton does plan to provide a similar discussion in its 2008 proxy statement of the 2007 performance factors that were capable of objective determination. We also plan to describe the other more subjective performance factors in a manner similar to our discussion in the 2007 proxy statement.

In summary, Fulton does not believe that disclosure, in the manner described herein, of the objectively determined performance measures used in 2006 or 2007 would cause it competitive harm.

We trust that this letter will satisfactorily address the Commission’s follow-up comment of January 9, 2008. If you have questions, please contact me.

Sincerely, /s/ George R. Barr, Jr. George R. Barr, Jr. Executive Vice President and General Counsel